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                              April 11, 2024

       Jun Jiang
       Chief Operating Officer
       Jinxin Technology Holding Co
       Floor 8, Building D, Shengyin Building
       Shengxia Road 666
       Pudong District, Shanghai 201203
       People   s Republic of China

                                                        Re: Jinxin Technology
Holding Co
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed April 2, 2024
                                                            File No. 333-273884

       Dear Jun Jiang:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form F-1

       Notes to Consolidated Financial Statements
       Note 2. Summary of Significant Accounting Policies
       Revenue recognition
       Revenue from sales of digital educational hardware devices, page F-19

   1. Please revise the first sentence to clarify its meaning. Please clarify whether the company or the hardware
distributor who purchases your digital education hardware device installs the digital educational
content to end users.
 Jun Jiang
FirstName   LastNameJun Jiang
Jinxin Technology  Holding Co
Comapany
April       NameJinxin Technology Holding Co
       11, 2024
April 211, 2024 Page 2
Page
FirstName LastName
       Please contact Robert Shapiro at 202-551-3273 or Lyn Shenk at 202-551-3380 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:      Steve Lin